EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2016 YEAR END RESERVES
CALGARY, ALBERTA – FEBRUARY 14, 2017 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) is pleased to report its 2016 year-end reserves.

Commenting on the 2016 reserve results, which are 100% evaluated by Independent Qualified Reserves Evaluators, Steve Laut, President of Canadian Natural stated, “Canadian Natural continues to demonstrate the strength of our diverse and balanced asset base, and our ability to create value for shareholders in the short, mid and long term. Canadian Natural's continued focus on enhancing execution and leveraging technology has lowered our overall cost structure and optimized our reserve additions. As a result, at the end of 2016, Canadian Natural increased Company Gross proved plus probable reserves to approximately 9.18 billion BOE, delivering excellent production replacement representing 147% of 2016 production.

The Company increased proved reserves by 4% with strong finding, development and acquisition costs of $3.72/BOE for proved reserves, including the change in future development capital.
Excellent recycle ratios were achieved with a proved recycle ratio of 3.8 times, including the change in future development capital.  Excluding the change in future development capital, the proved recycle ratio was 1.9 times.
Canadian Natural is a unique E&P company that continues to deliver significant reserves with excellent finding, development and acquisition costs, reflecting Canadian Natural's continued execution of its proven effective strategy."

2016 YEAR-END RESERVES
Determination of Reserves
For the year ended December 31, 2016, the Company retained Independent Qualified Reserves Evaluators (IQREs), Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Limited, to evaluate and review all of the Company’s proved and proved plus probable reserves.  Sproule evaluated the Company’s North America and International crude oil, bitumen, natural gas and NGL reserves.  GLJ evaluated the Company’s Horizon synthetic crude oil reserves.  The IQREs conducted the evaluation and review in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook.  The reserves disclosure is presented in accordance with NI 51-101 requirements using forecast prices and escalated costs.
The Reserves Committee of the Company’s Board of Directors has met with and carried out independent due diligence procedures with the IQREs as to the Company’s reserves.  All reserves values are Company Gross unless stated otherwise.
Corporate Total
▪	Canadian Natural’s 2016 performance has resulted in another year of excellent finding and development costs:
•	Finding, Development and Acquisition ("FD&A") costs, excluding the change in Future Development Capital ("FDC"), were $7.34/BOE for proved reserves and $9.34/BOE for proved plus probable reserves.
•	FD&A costs, including the change in FDC, were $3.72/BOE for proved reserves and $5.66/BOE for proved plus probable reserves.
▪	Proved reserves additions and revisions replaced 2016 production by 187%. Proved plus probable reserves additions and revisions replaced 2016 production by 147%.
▪	Recycle ratios of 1.9 times and 1.5 times were achieved for proved and proved plus probable reserves respectively, excluding the change in FDC. Including the change in FDC, recycle ratios improve to 3.8 times and 2.5 times for proved and proved plus probable reserves respectively.
▪	Proved reserves increased 4% to 5.969 billion BOE with reserve additions and revisions (including acquisitions and dispositions) of 551 million BOE. Proved plus probable reserves increased 2% to 9.179 billion BOE with reserve additions and revisions (including acquisitions and dispositions) of 433 million BOE.
▪	The proved BOE reserve life index is 21.0 years and the proved plus probable BOE reserve life index is 32.3 years.
▪	The net present value of future net revenues, before income tax, discounted at 10%, increased 6% to $69.3 billion for proved reserves and increased 4% to $92.3 billion for proved plus probable reserves. Net present value of future net revenues, before income tax, discounted at 10%, for proved developed producing reserves increased 26% to $46.7 billion reflecting the completion of Horizon Phase 2B.
North America Exploration and Production
▪	Canadian Natural’s North America conventional and thermal assets delivered strong reserves results in 2016:
•	FD&A costs, excluding the change in FDC, were $2.91/BOE for proved reserves and $2.40/BOE for proved plus probable reserves.
•	FD&A costs, including the change in FDC, were $5.97/BOE for proved reserves and $5.42/BOE for proved plus probable reserves.
▪	On a proved reserves basis Canadian Natural replaced 158% of 2016 production. On a proved plus probable reserves basis, 191% of 2016 production was replaced.
▪	Proved reserves increased 4% to 3.177 billion BOE. This is comprised of 2.086 billion bbl of crude oil, bitumen, and NGL reserves and 6.545 Tcf of natural gas reserves.

Canadian Natural Resources Limited	2	2016 Year End Reserves

▪	Proved plus probable reserves increased 4% to 5.162 billion BOE. This is comprised of 3.677 billion bbl of crude oil, bitumen, and NGL reserves and 8.911 Tcf of natural gas reserves.
▪	Proved reserves additions and revisions, including acquisitions and dispositions, were 176 million bbl of crude oil, bitumen and NGL and 1.101 Tcf of natural gas. Proved plus probable reserves additions and revisions, including acquisitions and dispositions, were 242 million bbl of crude oil, bitumen and NGL and 1.167 Tcf of natural gas.
▪	The proved BOE reserve life index is 15.6 years and the proved plus probable BOE reserve life index is 25.4 years.
North America Oil Sands Mining and Upgrading
▪	Canadian Natural’s Horizon oil sands mining and upgrading delivered strong reserves results in 2016:
•	FD&A costs, excluding the change in FDC, were $13.87/bbl for proved reserves and $169.88/bbl for proved plus probable reserves.
•	FD&A costs, including the change in FDC, were $5.92/bbl for proved reserves and $81.38/bbl for proved plus probable reserves.
▪	Horizon proved Synthetic Crude Oil ("SCO") reserves increased 6% to 2.559 billion bbl. Proved plus probable SCO reserves decreased 1% to 3.604 billion bbl.
▪	SCO proved developed producing reserves increased 11% to 2.544 billion bbl largely as a result of the completion of Phase 2B.
▪	SCO reserves accounts for 43% of the Company’s proved BOE reserves and 39% of the proved plus probable BOE reserves.
International Exploration and Production
▪	North Sea proved reserves decreased 15% to 141 million BOE due to 2016 production and the planned abandonment of the Ninian North platform, commencing in 2017. North Sea proved plus probable reserves decreased 11% to 267 million BOE.
▪	Offshore Africa proved reserves decreased 3% to 92 million BOE largely due to 2016 production. Offshore Africa proved plus probable reserves decreased 5% to 146 million BOE.

2016 FD&A Costs excluding change in FDC
	Proved ($/BOE)	Proved Plus Probable ($/BOE)
North America E&P	$2.91	$2.40
Horizon	$13.87	$169.88
Total Canadian Natural	$7.34	$9.34

2016 FD&A Costs including change in FDC
	Proved ($/BOE)	Proved Plus Probable ($/BOE)
North America E&P	$5.97	$5.42
Horizon	$5.92	$81.38
Total Canadian Natural	$3.72	$5.66

Canadian Natural Resources Limited	3	2016 Year End Reserves

Corporate Total

2016 Production Replacement
Reserves Category	% of 2016 Production Replaced
Proved developed producing	193%
Proved	187%
Proved plus probable	147%

2016 Recycle Ratios
Reserves Category	Excluding change in FDC
Proved	1.9	x
Proved plus probable	1.5	x

Reserves Category	Including change in FDC
Proved	3.8	x
Proved plus probable	2.5	x

Company Gross Reserves
Reserves Category	2015 (MMBOE)	2016 (MMBOE)	Increase
Proved developed producing	3,871	4,145	7%
Proved	5,713	5,969	4%
Proved plus probable	9,041	9,179	2%

Net Present Value of Future Net Revenues, before income tax, discounted at 10%
Reserves Category	2015 ($ billion)	2016 ($ billion)	Increase
Proved developed producing	37.0	46.7	26%
Proved	65.2	69.3	6%
Proved plus probable	89.0	92.3	4%

Canadian Natural Resources Limited	4	2016 Year End Reserves

Summary of Company Gross Reserves
As of December 31, 2016
Forecast Prices and Costs
	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	115	95	211	322	2,544	4,074	100	4,066
Developed Non-Producing	10	16	3	13	—	369	9	113
Undeveloped	43	76	50	934	15	2,102	89	1,557
Total Proved	168	187	264	1,269	2,559	6,545	198	5,736
Probable	65	72	120	1,248	1,045	2,366	86	3,030
Total Proved plus Probable	233	259	384	2,517	3,604	8,911	284	8,766

North Sea
Proved
Developed Producing	28					31		33
Developed Non-Producing	2					2		2
Undeveloped	104					8		106
Total Proved	134					41		141
Probable	119					44		126
Total Proved plus Probable	253					85		267

Offshore Africa
Proved
Developed Producing	42					24		46
Developed Non-Producing	—					—		—
Undeveloped	45					7		46
Total Proved	87					31		92
Probable	46					49		54
Total Proved plus Probable	133					80		146

Total Company
Proved
Developed Producing	185	95	211	322	2,544	4,129	100	4,145
Developed Non-Producing	12	16	3	13	—	371	9	115
Undeveloped	192	76	50	934	15	2,117	89	1,709
Total Proved	389	187	264	1,269	2,559	6,617	198	5,969
Probable	230	72	120	1,248	1,045	2,459	86	3,210
Total Proved plus Probable	619	259	384	2,517	3,604	9,076	284	9,179

Canadian Natural Resources Limited	5	2016 Year End Reserves

Summary of Company Net Reserves
As of December 31, 2016
Forecast Prices and Costs
	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
North America
Proved
Developed Producing	104	80	164	257	2,186	3,682	78	3,483
Developed Non-Producing	9	14	3	11	—	331	7	99
Undeveloped	38	65	41	767	9	1,832	76	1,301
Total Proved	151	159	208	1,035	2,195	5,845	161	4,883
Probable	55	59	83	976	864	2,043	69	2,447
Total Proved plus Probable	206	218	291	2,011	3,059	7,888	230	7,330

North Sea
Proved
Developed Producing	28					31		33
Developed Non-Producing	2					2		2
Undeveloped	104					8		106
Total Proved	134					41		141
Probable	118					44		125
Total Proved plus Probable	252					85		266

Offshore Africa
Proved
Developed Producing	39					17		42
Developed Non-Producing	—					—		—
Undeveloped	35					6		36
Total Proved	74					23		78
Probable	34					32		39
Total Proved plus Probable	108					55		117

Total Company
Proved
Developed Producing	171	80	164	257	2,186	3,730	78	3,558
Developed Non-Producing	11	14	3	11	—	333	7	101
Undeveloped	177	65	41	767	9	1,846	76	1,443
Total Proved	359	159	208	1,035	2,195	5,909	161	5,102
Probable	207	59	83	976	864	2,119	69	2,611
Total Proved plus Probable	566	218	291	2,011	3,059	8,028	230	7,713

Canadian Natural Resources Limited	6	2016 Year End Reserves

Reconciliation of Company Gross Reserves
As of December 31, 2016
Forecast Prices and Costs
PROVED
North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2015	138	213	268	1,225	2,408	6,038	195	5,453
Discoveries	1	—	—	—	—	3	—	2
Extensions	7	9	—	53	—	196	9	111
Infill Drilling	7	5	—	—	—	224	4	53
Improved Recovery	—	—	6	—	—	—	—	6
Acquisitions	15	—	—	3	—	103	5	40
Dispositions	—	—	—	—	—	(4)	—	(1)
Economic Factors	(5)	(3)	—	—	—	(102)	(1)	(26)
Technical Revisions	23	1	7	29	196	681	1	371
Production	(18)	(38)	(17)	(41)	(45)	(594)	(15)	(273)
December 31, 2016	168	187	264	1,269	2,559	6,545	198	5,736

North Sea

December 31, 2015	158					39		165
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	1					—		1
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(16)					16		(14)
Production	(9)					(14)		(11)
December 31, 2016	134					41		141

Offshore Africa

December 31, 2015	90					29		95
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	1					1		1
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	5					12		7
Production	(9)					(11)		(11)
December 31, 2016	87					31		92

Total Company

December 31, 2015	386	213	268	1,225	2,408	6,106	195	5,713
Discoveries	1	—	—	—	—	3	—	2
Extensions	7	9	—	53	—	196	9	111
Infill Drilling	9	5	—	—	—	225	4	55
Improved Recovery	—	—	6	—	—	—	—	6
Acquisitions	15	—	—	3	—	103	5	40
Dispositions	—	—	—	—	—	(4)	—	(1)
Economic Factors	(5)	(3)	—	—	—	(102)	(1)	(26)
Technical Revisions	12	1	7	29	196	709	1	364
Production	(36)	(38)	(17)	(41)	(45)	(619)	(15)	(295)
December 31, 2016	389	187	264	1,269	2,559	6,617	198	5,969

Canadian Natural Resources Limited	7	2016 Year End Reserves

Reconciliation of Company Gross Reserves
As of December 31, 2016
Forecast Prices and Costs
PROBABLE
North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2015	54	81	120	1,182	1,225	2,300	88	3,134
Discoveries	—	—	—	—	—	2	1	1
Extensions	8	4	—	29	—	106	8	66
Infill Drilling	3	2	—	1	—	64	2	19
Improved Recovery	—	—	1	—	—	—	—	1
Acquisitions	4	—	—	1	—	22	1	10
Dispositions	—	—	—	—	—	(3)	—	—
Economic Factors	(1)	—	—	—	—	(32)	(2)	(8)
Technical Revisions	(3)	(15)	(1)	35	(180)	(93)	(12)	(193)
Production	—	—	—	—	—	—	—	—
December 31, 2016	65	72	120	1,248	1,045	2,366	86	3,030

North Sea

December 31, 2015	126					57		135
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	1					—		1
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(8)					(13)		(10)
Production	—					—		—
December 31, 2016	119					44		126

Offshore Africa

December 31, 2015	52					45		59
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	—					—		—
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(6)					4		(5)
Production	—					—		—
December 31, 2016	46					49		54

Total Company

December 31, 2015	232	81	120	1,182	1,225	2,402	88	3,328
Discoveries	—	—	—	—	—	2	1	1
Extensions	8	4	—	29	—	106	8	66
Infill Drilling	4	2	—	1	—	64	2	20
Improved Recovery	—	—	1	—	—	—	—	1
Acquisitions	4	—	—	1	—	22	1	10
Dispositions	—	—	—	—	—	(3)	—	—
Economic Factors	(1)	—	—	—	—	(32)	(2)	(8)
Technical Revisions	(17)	(15)	(1)	35	(180)	(102)	(12)	(208)
Production	—	—	—	—	—	—	—	—
December 31, 2016	230	72	120	1,248	1,045	2,459	86	3,210

Canadian Natural Resources Limited	8	2016 Year End Reserves

Reconciliation of Company Gross Reserves
As of December 31, 2016
Forecast Prices and Costs
PROVED PLUS PROBABLE
North America	Light and Medium Crude Oil (MMbbl)	Primary Heavy Crude Oil (MMbbl)	Pelican Lake Heavy Crude Oil (MMbbl)	Bitumen (Thermal Oil) (MMbbl)	Synthetic Crude Oil (MMbbl)	Natural Gas (Bcf)	Natural Gas Liquids (MMbbl)	Barrels of Oil Equivalent (MMBOE)
December 31, 2015	192	294	388	2,407	3,633	8,338	283	8,587
Discoveries	1	—	—	—	—	5	1	3
Extensions	15	13	—	82	—	302	17	177
Infill Drilling	10	7	—	1	—	288	6	72
Improved Recovery	—	—	7	—	—	—	—	7
Acquisitions	19	—	—	4	—	125	6	50
Dispositions	—	—	—	—	—	(7)	—	(1)
Economic Factors	(6)	(3)	—	—	—	(134)	(3)	(34)
Technical Revisions	20	(14)	6	64	16	588	(11)	178
Production	(18)	(38)	(17)	(41)	(45)	(594)	(15)	(273)
December 31, 2016	233	259	384	2,517	3,604	8,911	284	8,766

North Sea

December 31, 2015	284					96		300
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	2					—		2
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(24)					3		(24)
Production	(9)					(14)		(11)
December 31, 2016	253					85		267

Offshore Africa

December 31, 2015	142					74		154
Discoveries	—					—		—
Extensions	—					—		—
Infill Drilling	1					1		1
Improved Recovery	—					—		—
Acquisitions	—					—		—
Dispositions	—					—		—
Economic Factors	—					—		—
Technical Revisions	(1)					16		2
Production	(9)					(11)		(11)
December 31, 2016	133					80		146

Total Company

December 31, 2015	618	294	388	2,407	3,633	8,508	283	9,041
Discoveries	1	—	—	—	—	5	1	3
Extensions	15	13	—	82	—	302	17	177
Infill Drilling	13	7	—	1	—	289	6	75
Improved Recovery	—	—	7	—	—	—	—	7
Acquisitions	19	—	—	4	—	125	6	50
Dispositions	—	—	—	—	—	(7)	—	(1)
Economic Factors	(6)	(3)	—	—	—	(134)	(3)	(34)
Technical Revisions	(5)	(14)	6	64	16	607	(11)	156
Production	(36)	(38)	(17)	(41)	(45)	(619)	(15)	(295)
December 31, 2016	619	259	384	2,517	3,604	9,076	284	9,179

Canadian Natural Resources Limited	9	2016 Year End Reserves

Reserves Notes:
(1)	Company Gross reserves are working interest share before deduction of royalties and excluding any royalty interests.
(2)	Company Net reserves are working interest share after deduction of royalties and including any royalty interests.
(3)	BOE values may not calculate due to rounding.
(4)	Forecast pricing assumptions utilized by the Independent Qualified Reserves Evaluators in the reserve estimates were provided by Sproule Associates Limited:
	2017	2018	2019	2020	2021	Average annual increase thereafter
Crude oil and NGL
WTI at Cushing (US$/bbl)	$55.00	$65.00	$70.00	$71.40	$72.83	2.00%
Western Canada Select (C$/bbl)	$53.12	$61.85	$64.94	$66.93	$68.27	2.00%
Canadian Light Sweet (C$/bbl)	$65.58	$74.51	$78.24	$80.64	$82.25	2.00%
Cromer LSB (C$/bbl)	$64.58	$73.51	$77.24	$79.64	$81.25	2.00%
Edmonton Pentanes+ (C$/bbl)	$67.95	$75.61	$78.82	$80.47	$82.15	2.00%
North Sea Brent (US$/bbl)	$55.00	$65.00	$70.00	$71.40	$72.83	2.00%
Natural gas
AECO (C$/MMBtu)	$3.44	$3.27	$3.22	$3.91	$4.00	2.00%
BC Westcoast Station 2 (C$/MMBtu)	$3.04	$2.87	$2.82	$3.51	$3.60	2.00%
Henry Hub (US$/MMBtu)	$3.50	$3.50	$3.50	$4.00	$4.08	2.00%

A foreign exchange rate of 0.7800 US$/C$ for 2017, 0.8200 US$/C$ for 2018, and 0.8500 US$/C$ after 2018 was used in the 2016 evaluation.

(5)	A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.
(6)	Metrics included herein are commonly used in the oil and natural gas industry and are determined by Canadian Natural as set out in the notes below. These metrics do not have standardized meanings and may not be comparable to similar measures presented by other companies and may be misleading when making comparisons. Management uses these metrics to evaluate Canadian Natural’s performance over time. However, such measures are not reliable indicators of Canadian Natural’s future performance and future performance may vary.
(7)	Reserve additions and revisions are comprised of all categories of Company Gross reserve changes, exclusive of production.
(8)	Production replacement or Reserve replacement ratio is the Company Gross reserve additions and revisions, for the relevant reserve category, divided by the Company Gross production in the same period.
(9)	Reserve Life Index is based on the amount for the relevant reserve category divided by the 2017 proved developed producing production forecast prepared by the Independent Qualified Reserve Evaluators.
(10)	Finding, Development and Acquisition ("FD&A") costs are calculated by dividing the sum of total exploration, development and acquisition capital costs incurred in 2016 by the sum of total additions and revisions for the relevant reserve category.
(11)	FD&A costs including change in Future Development Capital ("FDC") are calculated by dividing the sum of total exploration, development and acquisition capital costs incurred in 2016 and net change in FDC from December 31, 2015 to December 31, 2016 by the sum of total additions and revisions for the relevant reserve category. FDC excludes all abandonment and reclamation costs.
(12)	Recycle Ratio is the operating netback (in $/BOE for the year) divided by the FD&A (in $/BOE). Operating netback is production revenues, excluding realized gains and losses on commodity hedging, less royalties, transportation and production expenses, calculated on a per BOE basis.

Canadian Natural Resources Limited	10	2016 Year End Reserves

Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule”, “proposed” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil (“SCO”) that the Company may be reliant upon to transport its products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids (“NGLs”) reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of

Canadian Natural Resources Limited	11	2016 Year End Reserves

crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.

For further information, please contact:
STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer and Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8   T 403-517-7777   Email: ir@cnrl.com
www.cnrl.com

Trading Symbol - CNQ
Toronto Stock Exchange
 New York Stock Exchange

Canadian Natural Resources Limited	12	2016 Year End Reserves